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04024279

April 5, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

APR 7

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

PROCESSED
APR 14 2004
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 1, 2004 announcing that Freeserve will be rebranded as Wanadoo.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

Very truly yours,

Sami L. Toutounji

dlw 4/13

cc: Olivier Fauqueux
Wanadoo

PADOCS01/270304.4

wanadoo

freeserve
a wanadoo company

London, April 1st, 2004

Freeserve to Rebrand as Wanadoo

Freeserve, the UK's Number 1 ISP, revolutionised the UK Internet market when it was launched in 1998 and now it plans to do the same again – as Wanadoo. Before summer this year, Freeserve will be completely rebranding to Wanadoo and positioning itself, in line with the Wanadoo Group, as a major international brand and a powerful leader in Broadband.

In a letter and email going out to customers, Freeserve highlights to its members the strengths of the Wanadoo brand and the benefits they can expect in terms of better value, a greater range of products and services and further improvements to service and reliability. For customers, there will be no change to their existing Freeserve email addresses or to the way they connect to the Internet.

Today's news is a major milestone for Freeserve, which continues to lead the UK Internet market with 2.6 million customers, and for the Wanadoo Group which acquired Freeserve in March 2001. Wanadoo is now Europe's 2nd biggest ISP, leading the market in France and the UK, and No 2 in Spain and the Netherlands. It currently has more than 9.1 million Internet Access customers, including over 2.4 million Broadband customers.

As well as supporting Wanadoo's ambitions to be Europe's biggest ISP providing innovative broadband services to its european customers, the rebrand will see Freeserve adopting Wanadoo's core brand values and visual identity in everything it does. Central to the brand is the signature 'Positive Generation' which is an attitude that embraces openness, optimism and a focus on customer satisfaction. Wanadoo's colours are grey and red, symbolising power, passion and dynamism.To see the logo and find out more about Wanadoo go to: http://en.www.wanadoo.com/.

About Wanadoo:
Wanadoo is one of Europe's leading Internet and directories companies with, at December 31, 2003, more than 9.1 million Internet Access customers, and more than 641,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K., the n° 2 in Spain and in the Netherlands. Wanadoo has more than 2.4 million ADSL and cable subscribers. Wanadoo recorded EUR 2.6 billion in revenues in 2003 and has approximately 6,700 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoocorporate.com

Press Release

From Freeserve to Wanadoo - Key Dates:

- September 1998: Freeserve was launched by the Dixons Group, Europe's leading electrical retailer. It took the UK Internet access market by storm as the first company to offer a mass market, subscription-free Internet access service for the cost of a local phone call. Within five months Freeserve had opened one million customer accounts and became the clear market leader.
- 2nd August 1999: Freeserve was listed on the London Stock Exchange and Nasdaq, with Dixons continuing to own approximately 80%. In addition to high-quality Internet access, Freeserve had become known for its online portal enriched with editorial comment, community functions, e-commerce opportunities and a range of tools and services.
- December 2000: an offer to acquire Freeserve was made by the Wanadoo Group and this was later accepted by shareholders.
- Spring 2001: Freeserve shares were delisted from the stock exchanges of London and New York and Freeserve took its place as part of the Wanadoo Group listed on the Paris bourse.
- 2004: Freeserve rebrands to Wanadoo.

Press Contacts :

Nilou du Castel / Caroline Ponsi
+33 1 44 44 93 93
nilou.ducastel@francetelecom.com
caroline.ponsi@francetelecom.com

Nadia Kelly
Tel: 020 7553 4994
Mobile: 07779 880414
nadia.kelly@freeserve.com

Press Release